UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____

FORM 8-K
_____

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 11, 2007



SIERRA HEALTH SERVICES, INC.
_____
(Exact name of registrant as specified in its charter)

Nevada	**1-8865**	**88-0200415**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2724 North Tenaya Way
Las Vegas, Nevada   89128
(Address of principal executive offices including zip code)

(702) 242-7000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)
_____

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On March 11, 2007, Sierra Health Services, Inc. (the "Company") , a Nevada corporation, entered into separate Indemnity Agreements with each of its directors and with a number of its officers and its subsidiaries' officers. Each of the Indemnity Agreements, which contain identical provisions, provides, subject to specified exceptions, that the Company will indemnify the other party to the Indemnity Agreement to the fullest extent permitted by Nevada law and the articles of incorporation and bylaws of the Company in proceedings commenced by third parties, in derivative actions, and in situations where the other party is a witness or threatened to be made a witness.

Each Indemnity Agreement also provides for contribution in situations where indemnification is not available, and contains provisions regarding advancement of expenses and the Company's obligation, subject to specified qualifications, to maintain directors' and officers' liability insurance coverage.

Among the corporate officers who have separate Indemnity Agreements with the Company are: Anthony M. Marlon, M.D., Chairman of the Board and Chief Executive Officer; Jonathon W. Bunker, President and Chief Operating Officer; Frank E. Collins, Senior Executive Vice President, Legal and Administration; Donald J. Giancursio, Senior Vice President, Sales and Marketing; Paul H. Palmer, Senior Vice President, Chief Financial Officer and Treasurer; Darren G.D. Sivertsen, Senior Vice President, Operations; Marc R. Briggs, Vice President , and Chief Accounting Officer; and Lawrence S. Howard, Senior Vice President, Program Office. The directors, in addition to Dr. Marlon, who signed Indemnity Agreements with the Company are: Charles L. Ruthe, Albert L. Greene, Thomas Y. Hartley, Michael E. Luce, and Anthony L. Watson.

The foregoing description of the Indemnity Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Indemnity Agreement, which is attached as Exhibit 10.1 and incorporated herein by reference.

Item 5.03 Amendment to Articles of Incorporation or Bylaws;

On March 11, 2007, the Board of Directors of the Company adopted Amended and Restated Bylaws in which Sections 7.01 and 7.02 were amended to provide for indemnification of the Company's directors, officers, employees and agents of the Company to the maximum extent presently permitted under Nevada law. The changes to the Company's bylaws are consistent with the revisions to Nevada Revised Statutes Section 78.7502 adopted by the Nevada Legislature in 2001, and provide that the Company shall also indemnify its directors and officers if they are not liable pursuant to Nevada Revised Statutes Section 78.138.

The foregoing description of the amendments to Sections 7.01 and 7.02 of the Amended and Restated Bylaws of the Company does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Bylaws which are attached as Exhibit 3.1 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(c)   Exhibits.

The following exhibits are filed as part of this report:

Exhibit No.	Description
Exhibit 3.1	Amended and Restated Bylaws of Sierra Health Services, Inc. (as amended through March 11, 2007)
Exhibit 10.1	Form of Indemnity Agreement between Sierra Health Services, Inc. and each of its directors and certain of its officers and its subsidiaries' officers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>SIERRA HEALTH SERVICES, INC.</u>
(Registrant)

Date: March 13, 2007   <u>/S/ FRANK E. COLLINS</u>
                                                         Frank E. Collins
                                                         Senior Executive Vice President, Legal & Administration, and
                                                         Secretary